Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The LGL Group, Inc. (“LGL” or the “Company”) has authority to issue 10,000,000 shares of capital stock, consisting of entirely of common stock, $0.01 par value per share (the “Common Stock”).  The following is a summary of the material terms of the Common Stock and the Warrants to purchase shares of Common Stock.  This summary is qualified in its entirety by reference to LGL’s Certificate of Incorporation (the “Charter”), LGL’s By-laws, as amended (the “By-laws”), which are incorporated herein by reference as Exhibit 3.1, and Exhibits 3.2 through 3.5, respectively, to LGL’s Annual Report on Form 10-K of which this exhibit is a part. Please read the Charter, the By-laws and applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Common Stock

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock are entitled to receive such dividends, if any, as may from time to time be declared by the Company’s board of directors (the “Board”) out of funds legally available therefor. Under the Charter, holders of Common Stock are entitled to one vote per share, and are entitled to vote upon such matters and in such manner as may be provided by law. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to liquidation, holders of Common Stock, upon the liquidation, dissolution or winding up of the Company, are entitled to share equally and ratably in the assets of the Company. The outstanding shares of Common Stock are, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of preferred stock that the Company may authorize and issue in the future.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Charter Documents

The Company is subject to the provisions of Section 203 of the DGCL. Under Section 203, the Company would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to such time, the Board has approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, subject to exceptions; or

•

at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholders;
•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

 In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

 The Charter and By-laws include a number of provisions that may discourage, delay or prevent a merger, acquisition or other change in control of the Company, even if such a change in control would be beneficial to the Company’s stockholders. These provisions include prohibiting our stockholders from fixing the number of directors, and establishing advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to the Board.

Listing

The Common Stock is traded on the NYSE American under the symbol “LGL.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare.

Warrants

Exercisability

Five (5) warrants entitle their registered holder to purchase one (1) share of the Company’s Common Stock at the exercise price then in effect. The warrants are “modified European style warrants” and will only become exercisable on the earlier of (i) the expiration date, November 16, 2025, and (ii) such date that the 30-day volume weighted average price per share, or VWAP, of the Company’s Common Stock is greater than or equal to $17.50 (as adjusted for stock splits, stock dividends, combinations, reclassifications and similar events). Once the warrants become exercisable, they may be exercised in accordance with the terms of the warrant agreement until their expiration at 5:00 p.m., Eastern Time, on the expiration date.

The Company will monitor the VWAP of its Common Stock. Within four business days after the first trading day after the issuance of the warrants on which the Company’s Common Stock has an average VWAP for the 10 consecutive trading days immediately prior to such date that is greater than or equal to $17.50, the Company will instruct the warrant agent to give all warrant holders notice that the warrants may become exercisable on a date prior to the expiration date and to provide instructions on how to exercise warrants if and when they become exercisable. The Company will issue a press release and file a Current Report on Form 8-K to notify the public if the warrants become exercisable because the average VWAP for its Common Stock for 30 consecutive trading days is greater than or equal to $17.50 promptly, but no later than three business days after the warrants become exercisable.

If the warrants become exercisable because the average VWAP for the Company’s Common Stock for 30 consecutive trading days is greater than or equal to $17.50, and not less than six weeks prior to the expiration date, the warrant agent will notify The Depository Trust Company and mail to each warrant holder exercise forms detailing the terms and procedure for exercise of the warrants. As warrants are exercised, the warrant agent will deliver the shares of the Company’s Common Stock issued upon exercise of the warrants to stockholders and forward the proceeds from the warrant exercises to the Company.

No warrants will be exercisable unless at the time of exercise a prospectus relating to the Company’s Common Stock issuable upon exercise of the warrants is current and the Common Stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to meet these conditions and use its best efforts to maintain a current prospectus relating to Common Stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure the holders of the warrants that it will be able to do so, and if it does not maintain a current prospectus related to the Common Stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the Common Stock issuable upon the exercise of the warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Exercise Price and Adjustments

The warrants have an initial exercise price of $12.50 per share. The warrants provide for adjustments to the exercise price of the warrants following a number of corporate events, including (i) the Company’s issuance of a stock dividend or the subdivision or combination of the Common Stock, (ii) the Company’s issuance of rights, options or warrants to purchase the Common Stock at a price below the 10-day VWAP of the Common Stock, (iii) a distribution of capital stock of the Company or any subsidiary other than the Common Stock, rights to acquire such capital stock, evidences of indebtedness or assets, (iv) the Company’s issuance of a cash dividend on the Common Stock, and (v) certain tender offers for the Common Stock by the Company or one or more of its wholly-owned subsidiaries. The warrants also provide for adjustments to the number of shares of Common Stock for which the warrants are exercisable following the Company’s issuance of a stock dividend or the subdivision or combination of the Common Stock.

Reclassification, Change, Consolidation, Merger, Sale or Conveyance

If at any time warrants are outstanding there is: (i) any reclassification or change of the outstanding shares of the Common Stock (other than a change reflected in an adjustment of the warrant exercise price), (ii) any consolidation, merger or combination of the Company with or into another entity as a result of which holders of the Common Stock are entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, or (iii) any sale or conveyance of the property or assets of the Company as, or substantially as, an entirety to any other entity as a result of which holders of the Common Stock will be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, then the Company, or such successor corporation or transferee, will provide warrant holders with the right, upon exercise of such warrants, to receive (in lieu of the number of shares of the Common Stock previously deliverable) the kind and amount of securities, cash and other property that would have been received by a holder of the number of shares of the Common Stock issuable upon exercise of such warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.

Manner of Exercise

The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the warrant agent a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise. The warrants are exercisable for cash only.

Transferability of Warrants; Listing

The warrants will be issued in registered form under a warrant agency agreement between the Company and Computershare Inc. and Computershare Trust Company, N.A., as warrant agent. The warrants may be sold, transferred or assigned, in whole or in part. The warrants are traded on the NYSE American under the symbol “LGL WS.”

Fractional Shares

Warrants may be exercised only for whole numbers of shares of Common Stock. Whenever any fraction of a share of Common Stock would otherwise be required to be issued or distributed, the actual issuance or distribution made shall reflect a rounding of such fraction up or down, as applicable, to the nearest whole share.

Rights as a Stockholder

Until warrant holders acquire shares of the Company’s Common Stock upon exercise of the warrants, warrant holders will have no rights with respect to the shares of the Company’s Common Stock underlying such warrants. Upon the acquisition of shares of the Company’s Common Stock upon exercise of the warrants, the holders thereof will be entitled to exercise the rights of a common stockholder only as to matters for which the record date for the matter occurs after the exercise date of the warrants.